UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

65540B105

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 65540B105	Page 2 of 9 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 15,792
	8.	Shared Voting Power 7,049,887
	9.	Sole Dispositive Power 15,792
	10.	Shared Dispositive Power 7,049,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,065,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 65540B105	Page 3 of 9 Pages

1.	Names of Reporting Persons Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 7,049,887
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 7,049,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,049,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14.	Type of Reporting Person (See Instructions) HC; IN

13D

CUSIP No. 65540B105	Page 4 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,049,887
	8.	Shared Voting Power
	9.	Sole Dispositive Power 7,049,887
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,049,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14.	Type of Reporting Person (See Instructions) HC; OO

13D

CUSIP No. 65540B105	Page 5 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,049,887
	8.	Shared Voting Power
	9.	Sole Dispositive Power 7,049,887
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,049,887
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	Page 6 of 9 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the Class A common stock, par value $0.01 per share (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”), filed by Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Reporting Persons”) on March 23, 2017, as amended by Amendment No. 1 to Schedule 13D with respect to the Common Stock filed by the Reporting Persons on April 19, 2017 (such joint statement, as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. The third sentence of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Messrs. Lynch and Scharfman, and Justin C. Jacobs and Eric Yanagi, are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.””

2. Paragraph (b) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

“The business address of each of the Managers (other than Messrs. Scharfman and Yanagi), and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830. The business address of each of Messrs. Scharfman and Yanagi is 400 Oyster Point Blvd, Suite 526, South San Francisco, CA 94080.”

3. Item 3 of the Schedule 13D shall hereby be amended by inserting the following at the end thereof:

“In addition, Mr. Lynch was granted the Director RSUs (as defined below) in connection with his service as a director of the Issuer.”

4. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b)    The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 43,798,464 shares of Common Stock, consisting of (i) 41,298,464 shares of Common Stock issued and outstanding as of July 16, 2018, as reported in the Issuer’s preliminary prospectus supplement filed pursuant to Rule 424(b)(2) on July 23, 2018 and (ii) 2,500,000 shares of Common Stock to be issued by the Issuer pursuant to the Underwriting Agreement (as defined below). All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of July 30, 2018, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

CUSIP No. 65540B105	Page 7 of 9 Pages

Each of the Reporting Persons (other than Mr. Lynch) beneficially owns 7,049,887 shares of Common Stock, or approximately 16.1% of the outstanding shares of Common Stock, Mr. Lynch beneficially owns 7,065,679 shares of Common Stock, or approximately 16.1% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 7,065,679 shares of Common Stock, or approximately 16.1% of the outstanding shares of Common Stock. Neither Mr. Jacobs nor Mr. Yanagi has beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person effected any transaction in shares of the Common Stock from May 31, 2018 (the date 60 days prior to the filing of this Schedule 13D) to July 30, 2018.

5. The first paragraph of Item 6 of the Schedule 13D shall hereby be amended and restated as follows:

“The following description of certain agreements and other documents does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreements and other documents, copies of which are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

The Underwriting Agreement

Pursuant to an underwriting agreement (the “Underwriting Agreement”), dated as of July 26, 2018, by and among the Issuer, the Fund, the other selling stockholders named therein (together with the Fund, the “Selling Stockholders”), and Jefferies LLC, Citigroup Global Markets Inc. and RBC Capital Markets, LLC, as representatives of the underwriters (the “Underwriters”), (i) the Issuer agreed to issue and sell to the Underwriters, and the Underwriters agreed to purchase, 2,500,000 shares of Common Stock, and (ii) the Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase, an aggregate of 6,000,000 shares of Common Stock in an underwritten public offering (collectively, the “Public Offering”), in each case subject to specified closing conditions. The Selling Stockholders also granted to the Underwriters a 30-day option to purchase up to 1,275,000 additional shares of Common Stock (the “Over-Allotment Option”). The Fund agreed to sell 1,823,353 shares of Common Stock to the Underwriters pursuant to the Underwriting Agreement, plus an additional 387,463 shares of Common Stock if the Underwriters exercise the Over-Allotment Option in full.

In connection with the Public Offering, each of the Selling Stockholders, including the Fund, and the directors and executive officers of the Issuer entered into lock-up agreements (each, a “Lock-up Agreement”) with the Underwriters. Under the Fund’s Lock-up Agreement, the Fund generally agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for 60 days after the date of the final prospectus relating to the Public Offering without first obtaining the written consent of Jefferies LLC.

CUSIP No. 65540B105	Page 8 of 9 Pages

Director RSUs

In connection with Mr. Lynch’s service as a director of the Issuer, the Issuer granted to Mr. Lynch (i) 10,416 restricted stock units on May 11, 2017 and (ii) 5,376 restricted stock units on May 16, 2018 (collectively, the “Director RSUs”). Each of the Director RSUs was fully vested on the date of grant and settled in shares of Common Stock. Pursuant to a pre-existing contractual obligation, Mill Road Capital Management LLC has the right to receive the economic benefit of the Director RSUs.”

6. Item 7 of the Schedule 13D shall hereby be amended by adding the following exhibits:

Exhibit 6	Underwriting Agreement dated July 26, 2018.

Exhibit 7	Lock-up Agreement of the Fund.

Exhibit 8	Form of Restricted Stock Unit Agreement for Nonemployee Directors (incorporated by reference to Exhibit 10.19 of the Issuer’s Quarterly Report on Form 10-Q dated November 9, 2017).

7. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 65540B105	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 30, 2018

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch Management Committee Director

THOMAS E. LYNCH

By:	/s/ Thomas E. Lynch
Thomas E. Lynch

SCOTT P. SCHARFMAN

By:	/s/ Thomas E. Lynch
Thomas E. Lynch, attorney-in-fact